Exhibit 99.4

News release…

Date: 22 December 2004
Ref: PR396g

Palabora Mining Company (Rio Tinto 49.2 per cent) issued the following statement in Johannesburg today.

Magnetite sale update

As highlighted in the recent Business Update and Cautionary Announcement released on 22 December 2004, Palabora’s board has decided to pursue the sale of its magnetite iron ore resource. This decision was made after receipt of a number of unsolicited proposals to acquire the resource. Potentially interested buyers will be contacted in February 2005. Formal offers will be sought shortly thereafter.

The resource, which is stockpiled at site, is currently estimated to contain approximately 238mt grading 56 per cent Fe and 2.3 per cent TiO2. Palabora is currently undertaking further test work that is expected to support some further simple processing to significantly enhance the resource quality.

Palabora has retained Cutfield Freeman & Co Limited, a London based independent corporate finance company, to assist it with the review.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885